

INVEST IN CONCESSIONS

One Last Night at the Movies... An old-school comedy about a closing theater

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LEAD INVESTOR ⌄

Oscar Schafer

I am thrilled to be supporting Concessions, a truly independent film about the importance of movie theaters in American culture and communities. The movie is an honest, old-school comedy, and a tribute to the timeless American spirit. Supporting Concessions is not just a business decision, but a commitment to promoting a story that lands with wide American audiences and makes a necessary statement about the future of entertainment, which is more relevant now than ever.

Invested $5,000 this round & $100,000 previously

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instagram.com/concessionsmovie/?hl=en   New York NY

Notable Investors

Michael Beckley

Founder and CTO of Appian

Oscar Schafer

Highlights

1   Join the movie championing the global #saveyourcinema movement and post-COVID theatrical exhibition.

2 $450k already raised out of a total production budget of $700k.

3   Strong ensemble cast with marketable actors, including Josh Hamilton (Walking Dead, Eighth Grade).

4   Filming in upstate New York, which offers competitive incentives: 35% on all production expenses.

6   Strong management and veteran advising team with a history of successful equity raises on Wefunder.

7   Unique and nostalgic 16mm look that will differentiate from other indie productions shot digitally.

Our Team



Mas Bouzidi Writer/Director

NYC-based filmmaker. Written four feature films, directed over a dozen short films (released on platforms like Kodak and FilmShortage). Premiered the proof-of-concept "Concessions" in 35mm at the Village East Cinema with an intro from Sean Baker.



Ram Khagram Producer

Ram Segura Khagram is a seasoned Indian and Mexican American producer who learned the ropes working under indie producing legend Ted Hope. He recently began working alongside PGA producer Tim Moore on a slate of films going to production in 2023.



Malcolm Brainerd Producer

Before leaving Hollywood to produce independently, Malcolm most recently worked under star writer-director Aline Brosh McKenna (Your Place or Mine, Devil Wears Prada). Malcolm is a graduate of NYU Tisch Film School and Prague Film School.



Harrison Allen Co-Producer

NYC-based Development Executive and Producer. Harrison produced THE LAST THING MARY SAW, which was acquired by Shudder. His most recent film, ISLE CHILD, raised $357k on WeFunder. Worked as the Head of Development at Intrinsic Value Films for two years.



Sophia Winkler Line Producer

French-American producer based in NY and LA. Before her current job in International Distribution at XYZ films, she worked in Production at Studio Canal.



Michael Beckley Executive Producer

Michael Beckley is a founder and the CTO of Appian. Michael also serves on the Industrial Advisory Board for the University of Virginia's Computer Science Department and is a graduate of Dartmouth College.

CONCESSIONS

THE ROYAL ALAMO

ONE LAST NIGHT
AT THE MOVIES...

A tapestry of vignettes, centered around Hunter, a jaded concessions stand worker contemplating his future on his last day at the Royal Alamo Cinema.

When his successful old friend from high school visits the theater, Hunter is put face to face with his stagnant future. What's next for this concessions stand employee?

Lorenzo knows he has it made - a full ride scholarship to play football in Tampa. But to him, it isn't the dream everyone says it is. Will he finally leave this town?

Luke's the washed up manager trying to keep it together on the last day. He's given his life to running the theater, which he inherited from his late father. The Royal Alamo closing is a gorilla-sized pill he just can't swallow. Will Luke finally be able to move out from his father's shadow?

All these stories and more, on the Last Night at the Alamo . . .

Spanning the gaps between generations of movie-lovers, the Royal Alamo Cinema imagines an idealized theater experience - how fragile it is, and how magical it has been for so many. Throughout the film, we cross paths with the various employees, customers, outcasts and oddballs that make up this community, all intertwining in stories of redemption, rejection, fate, and community, an intertwining in stories of redemption, rejection, fate, and connection as Hunter comes to terms with the inevitability of losing the place he ultimately loves.



Hi, my name is Mas Bouzidi, I'm a writer/director from Upstate New York.

When I'm not making movies, I'm behind the counter at Film Forum in Manhattan. In fact, I've been working at various theaters in New York since I was sixteen. Some of my most formative years were spent snapping tickets and serving popcorn while arguing with my friends about movies. In the past few years, watching so many theaters close their doors forever was like living in a nightmare. I felt a call to action. A drive to do something that would remind everyone why these community staples have been so magical for so many. The film mixes those personal experiences with many of the films that shaped and influenced me as an artist, like the dialogue driven works of Richard Linklater, Kevin Smith, Whit Stillman, and Eric Rohmer, as well as the ensemble films of Robert Altman.

Concessions is about the universal experience of going to the movies. It's about the people working the concession stands, running the projection booth, taking your tickets, cleaning the bathrooms, and changing the marquees. It's also about the everyday people who walk through those doors go to the movies, partaking in of our greatest communal traditions. Concessions could be a eulogy to a bygone way of watching movies, but with your help, we could make it a wake up call. A true independent film about our favorite place in the world. I hope you will join our team, so we can all see a brighter day in a darkened room.

You can watch a trailer to the Proof-of-Concept below, which we premiered at the Village East Cinema and released in partnership with Kodak last year. Renowned indie filmmaker Sean Baker (*The Florida Project, Red Rocket*)

introduced our 35mm premiere. You can watch the short on Kodak's official channel here.


Concessions - Official Trailer
Shot on
Kodak
MOTION PICTURE FILM
Watch later
Share
CONCESSIONS
OFFICIAL TRAILER
Watch on YouTube

You can also check out my other work in my **Directing** Reel here.

If you want to chat about movies and the film with me, I'd love to meet you! Here's my **Calendly!**

It's my pleasure to present you with Concessions, and I hope to see you again at the movies. —Mas


OUR VISION

Concessions is uniquely positioned within the industry. We're creating a film that will represent itself authentically, inspiring an entire community of movie-goers and landing as a permanent staple of the long-established ensemble comedy sub-genre.

This film benefits from an economically written script, an ensemble cast of

marketable actors, and a singular centralized location, allowing us to make a competitive and high-quality offering on a small-scale budget. The team behind Concessions is comprised of seasoned management and advisors with long-standing industry connections. We have already attached desirable actors and hired a talented, passionate crew with a deep dedication to the project.

Concessions is designed to connect with two distinct demographics: First, the consistent, theater-going audiences who will appreciate the special attention to cinematic homage and the legacy of independent film present throughout this story. The film will simultaneously engage with a younger Gen Z audience, as Concessions makes many references to other franchises, properties, and cultural touchstones, which will make for memorable and shareable moments that help pace the film for a modern audience.

Concessions is uniquely positioned to both support and benefit from the ongoing #saveyourcinema movement in Hollywood, as well as the broader post-COVID dialogue on the world stage, by tapping into a core demographic of consistent theater-goers worldwide.



- In 2021, we condensed the feature script down to a 25-minute proof-of-concept, which we shot in Albany and released in 2022. The premiere sold out four additional showings, with Sean Baker opening the screening, and Kevin Smith personally promoting the film. You can watch the short on Kodak's official channel <u>here.</u>

- In March of 2023, before the SAG-AFTRA strike, we hosted a table read of the feature with most of the key cast present in their respective roles. You can check out a private link to our **Highlight Reel** <u>here</u>.

- Capitalizing off of the successful event, and the momentum from the short film, we began to raise for the full feature.



WHAT'S NEXT?

- We have raised **$400k** to date, and are looking for a remaining **$300k** to fully fund our production budget.

- When the film is shot in the Fall, we will continue raising for Post-Production—that's editing, music rights, and festival marketing bringing the total film cost to **$900k**.

- With a completed film, we will take Concessions to film festivals and pursue a sale. Given its advocacy for theatrical exhibition, Concessions is unique within the industry: while a digital release is a recently-common pathway to mass distribution and recoupment, this project has a unique opportunity to capitalize on audience engagement from in-person screenings. A theatrical release reflects the message at the core of the film, and also represents the best possible release method for distribution: tapping into the consistent theater-going demographic will allow Concessions to prove proof of audience and bolster sales long-term.

- The team will thus prioritize a wide theatrical release due to the film's built-in advocacy for theatrical distribution and core demographic.

- Finally, the film will become available digitally and internationally for all audiences to enjoy, most likely on a streaming or PVOD platform. This delayed sale will also benefit from strong theatrical press.



CHARACTERS

Spanning the gaps between generations of movie-lovers, the Royal Alamo imagines an idealized theater experience - how fragile it is, and how magical it has been for so many. Throughout the film, we cross paths with the various employees, customers, outcasts and oddballs that make up this community, all intertwining in stories of redemption, rejection, fate, and connection as Hunter comes to terms with the inevitability of losing the place he ultimately loves.

HUNTER

An apathetic college drop-out with a chip on his shoulder the size of Alaska. When he runs into an old high school classmate, he starts to face his uncertain future.



Jeff Anderson in "Clerks II" (2006)

Jason Lee in "Mallrats" (1995)

CAST:
ROB RIORDAN



Rob Riordan in "Concessions" (2021)

LORENZO

Hunter's closest friend. A high school athlete with a scholarship to play football far away. Everyone thinks he has a golden ticket, but to him, it's not the dream it should be. Will he be able to disapopoint his frinds and forge his own path?



Na-Kel Smith in "Mid90s" (2018)

Jason London in "Dazed & Confused" (1993)

CAST:
JONATHAN PRICE



Jonathan Price in "Concessions" (2021)

LUKE

The charming,



CAST:
JOSH HAMILTON



mild-mannered, and slightly tyrannical manager of the Royal Alamo. He inherited the theater from his father, and isn't ready to say goodbye. Can he keep these slackers in line for one more day?



Ethan Hawke in "Boyhood" (2014)

Josh Hamilton in "Eighth Grade" (2018)





EIGHTH GRADE
THE WALKING DEAD
ALIVE
REALITY
max

DEANA

The intelligent and inquisitive box office attendee. The eyes and ears of the Royal Alamo. She's on her way to arts school in Manhattan and can't wait to leave this town in the rearview mirror.



Amanda Langlet in "Tale of Summer" (1996)

Joey Lauren Adams in "Chasing Amy" (1997)



CAST:
LANA ROCKWELL

Lana Rockwell in "Sweet Thing" (2021)

REX FUEL

The sleazy theater patron and wannabe cowboy who claims he worked with Kevin Bacon. Drove his truck from Appalachia to Upstate New York to see his old movie and relive his glory days. But will his desperate attempts at catching the limelight give him the recognition he wants?



Sam Elliott in "The Big Lebowski" (1998)

Tom Laughlin in "Billy Jack" (1971)



IN CONVERSATION:
JAMES REMAR

DEXTER
DJANGO
SEX AND THE CITY
OPPENHEIMER

SERGIO

The mystical, marxist, stoner singer-song writer who hangs outside the Alamo selling his band's CDs and





LaKieth Stanfield in "Atlanta" (2016 -)

playing tunes. A spiritual
advisor and shoulder to
lean on for the increasingly
troubled Hunter.

Matthew McConaughey in "Dazed & Confused" (1993)

Seu Jorge in "The Life Aquatic with Steve Zissou" (2005)

CAST HIGHLIGHTS



IVORY AQUINO
When They See Us, When We Rise, Batgirl (2022)



JARED GILMAN
Moonrise Kingdom (2012), Patterson (2016)



NATE ODENKIRK
Summer in Argyle, All Right It's Time for the News

These are just a few of the veteran performers already attached to bring the world of Concessions to life. In addition to our core talent, the Royal Alamo Cinema will be populated by over 35 speaking roles played by a colorful cast of amazing character actors, helping to highlight the true diversity of community theaters.

THE LOOK OF CONCESSIONS

Colorful costumes and production design influenced by 1960s Technicolor films

Heightened, strong, romantic lighting

Shot on 16mm, giving us a classic warm, vibrant, and nostalgic look



FINANCIAL PLAN

From the ground up, Concessions has been designed to be as competitive and cost-effective as possible, and represents a unique offering in an increasingly homogenous industry.

- <u>#saveyourcinema:</u> — How we watch movies, and whether movie theaters will be able to compete with streaming platforms, remains the hot topic in Hollywood and in the broader culture. Concessions has received significant industry support from directors, theater owners, patrons of the arts, and believers in the magic of the movie theater as a community center and shared cultural experience. Concessions is also tapping into a powerful network of American theater owners that will provide many advantages in production and distribution.

- <u>Independent Film Lineage:</u> — Concessions is designed to tap into the rich history of the ensemble comedy sub-genre. Multiple prominent directors including Kevin Smith, Richard Linklater, and Sean Baker have expressed their support for Concessions as a result of the project's inherent links to its indie inspirations and <u>#saveyourcinema</u>. Their support continues to accrue as more information about the film is shared, which will allow a much more competitive festival submission and press coverage.

- <u>Impact:</u> — Within the industry, Concessions aims to continue to prove the efficacy of a hybrid release (Simultaneous theatrical and digital exhibition) to generate project name recognition and develop an audience before being distributed on any online streaming or VOD platform. By engaging in a grass-roots marketing campaign with specific target demographics and establishing a strong online presence prior to release, the project can connect establishing a strong online presence prior to release, the project can connect with the audiences necessary for a financially successful release.

- Our Audience: — Concessions targets cinema-going audiences as a permanent staple of the ensemble comedy sub-genre. Upon release, the movie will advocate for independent theatrical viewing from audiences and a reinforced love for theatrical exhibition. Concessions is designed to remain relevant long after initial release as a direct result of its niche appeal and specific target demographic.

COMPARABLE FILMS



NORTH HOLLYWOOD
RELEASE: 2021
STUDIO: *Illegal Civ*
BUDGET: $1.8 MILLION
PLATFORM: hulu



CODA
RELEASE: 2021
STUDIO: tv+
BUDGET: $10 MILLION
PLATFORM: tv+



SHIVA BABY
RELEASE: 2021
STUDIO: Utopia
BUDGET: $300,000
PLATFORM: HBO max



SWEET THING
RELEASE: 2021
STUDIO: FILM MOVEMENT+
BUDGET: $200,000
PLATFORM: prime video

Concessions benefits from a streamlined script, a single location, and a small, agile production team. With marketable talent already attached and a host of factors helping to reduce costs across the board, the film is positioned to compete with projects costing $3-5M in production quality.

BUDGET

ESTIMATED PRODUCTION BUDGET: $700k

By hiring both veteran and up-and-coming actors, alongside an ambitious and dedicated crew, our team is excited to produce a high-quality product that is more cost-effective than the competition. Concessions is able to fully recoup its costs much faster during the deal-making process and mitigate many of the market risks present in the feature film industry.



PRODUCTION COST BREAKDOWN

31%	— CAST HIRING
20%	— CREW HIRING
14%	— EQUIPMENT & RENTALS
11%	— LOCATION RENTALS
7%	— ART DEPARTMENT
6%	— OFFICE HIRING & LEGAL
4%	— 16MM FILM & PROCESS
7%	— ALL OTHER EXPENSES

As creators, we prioritize our investors' ROI over our own. Our contracts are organized to give our supporters privileged returns so that **you see your complete ROI before we see a dollar in profit.** Investing through Wefunder puts you in the same pool as our initial investors: you will make back 115% of your initial investment plus 50% of Net Revenue, split proportionally amongst the investor pool. By investing in Concessions, you are joining our ever-expanding community of like-minded creators and advocates, and supporting the continued existence of authentic independent comedies at the theater. Productions shooting upstate New York are further eligible for a **tax credit of 35%** on all in-state expenses.

OUR INVESTORS

Concessions represents a unique and exciting offering for investors new to the film industry. The project has attracted some distinguished supporters:



MICHAEL BECKLEY
EXECUTIVE PRODUCER

Michael Beckley is one of the original founders and the current CTO of Appian Corporation. He drives the technical vision for the company, leads Appian's product and solutions marketing teams, and oversees customer initiatives worldwide. Michael serves on the Industrial Advisory Board for the University of Virginia's Computer Science Department and is a graduate of Dartmouth College.



OSCAR SCHAFER
EXECUTIVE PRODUCER

Oscar Straus Schafer is an investor currently serving as Chairman Emeritus of the New York Philharmonic, and lives between New York and Vail, Colorado.



GET INVOLVED

If you like what we're doing and share our spark for good films, you can be part of the moviemaking process. We're building a film that lives and breathes community; it's all hands on deck right now to make Concessions the best version of itself possible. We're structured to accept investors starting at $100, and are excited to offer some perks as a small piece of our gratitude, and an opportunity for you to take the film home with you.



At 30k and above, we're excited to welcome you with our most prestigious title of Executive Producer, complete with IMDb and on-screen credits. We are beyond grateful — from all of us, thank you for helping to make this collective dream come true. As an EP, you'll be as involved as you'd like to be in every step of the production process. We'd also like to welcome you to our on-set production to see the artistic process in action, and to be in the movie itself by joining the theater-goers of the Royal Alamo Cinema on its last day. We also will invite you to watch our first rough cut of the film, join us at our wrap parties and community events, and the film's eventual red carpet premieres.

+ Two tickets to the West Coast or East Coast premiere, or Regional premiere of your choice.

+ "Executive Producer" credit — IMDb, on-screen, and on the movie poster.

+ Two tickets to the Cast & Crew Private Screening in New York (travel/lodging not included).

+ Personalized updates from the Concessions office throughout the production process, and unique access into the inner workings of a film in all stages of progress.

+ Come play a background character, if wanted!

+ 1-day visit to set in upstate New York.

+ Bound shooting script, signed by the Concessions team.

+ Limited edition theatrical poster signed by cast and crew.

+ Private link to the completed film.

+ Personal thank-you note from the Concessions team, including a 1-of-1 strip of 16mm film straight out of the camera.



Independent films would not be possible without people like you. We're excited to welcome you aboard as a Co-Producer, complete with full credits, exclusive invitations, and opportunities to get behind—and in front of!—the camera.

+ "Co-Producer" credit — IMDb and on-screen.

+ Two tickets to the Cast & Crew private screening in New York (travel/lodging not included).

+ Personalized updates from the Concessions office throughout the production process, and unique access into the workings of a film in progress.

+ Come play a background character, if wanted!

+ 1-day visit to set in upstate New York (travel/lodging not included).

+ Private link to the completed film.

+ Bound shooting script, signed by the Concessions team.

+ Limited edition theatrical poster signed by cast and crew.

+ Personal thank-you note from the Concessions team, including a 1-of-1 strip of 16mm film straight out of the camera.


$10,000
INVESTMENT
ASSOCIATE PRODUCER

Welcome to the family! We're excited to give you a fully fledged credit, an opportunity to visit the set, and even an on-screen appearance. We wouldn't be here without your involvement.

+ An "Associate Producer" credit — IMDb and on-screen.

+ A 1-day visit to the set (travel/lodging not included).

+ Come play a background character, if wanted!

+ Private link to the completed film.

+ Bound shooting script, signed by the Concessions team.

+ Limited edition theatrical poster signed by cast and crew.

+ Personal thank-you note from the Concessions team, including a 1-of-1 strip of 16mm film straight out of the camera.


$5,000
INVESTMENT
SPECIAL THANKS

You're a rockstar! Your name will be emblazoned in the credits for eternity, alongside a private link and a signed, bound script.

+ A "Special Thanks" credit — IMDb and on-screen.

+ A "Special Thanks" credit — IMDb and on-screen.

+ Private link to the completed film.

+ Bound shooting script, signed by the Concessions team.

+ Limited edition theatrical poster signed by cast and crew.

+ Personal thank-you note from the Concessions team, including a 1-of-1 strip of 16mm film straight out of the camera.



Special access to watch the film with friends and family, and a unique thank-you card. Thank you for joining us on this journey!

+ Thank You in the credits of the film.

+ Private link to the completed film.

+ Bound shooting script, signed by the Concessions team.

+ Personal thank-you note from the Concessions team, including a 1-of-1 strip of 16mm film straight out of the camera.



You're awesome, and we're beyond glad to have you aboard.

+ A personal message from the Concessions team.

+ Updates from the Concessions

+ Our undying gratitude!



Here's the team of upstarts making this vision a reality later this year.



MAS BOUZIDI
WRITER/DIRECTOR

Mas Bouzidi is a New York based writer/director. After making several theatrically released hometown feature films in Albany, Mas began making short films at NYU, most of them on 16mm and 35mm film. Mas fell in love with movies at a very young age and since then, has been watching and making films religiously. He's written four feature films and directed over a dozen short films (released on platforms like Kodak and FilmShortage). In addition to writing and directing the proof of concept in 2021, Mas has been working on "Concessions" the feature for nearly six years.



RAM SEGURA KHAGRAM
PRODUCER

Ram Segura Khagram is an Indian and Chicano American producer. Prior to attending NYU Film School, he worked as a producer's assistant in LA and on several podcasts, talk shows, and other projects. While in New York, he produced many short films, commercials and the proof of concept for Concessions. From the fall of 2020 to spring of 2021, he worked as a personal assistant to award-winning independent film producer Ted Hope. Currently residing in Los Angeles, Ram specializes in developing and producing feature films with budgets ranging from 1-20 million. He recently began working alongside PGA producers Travis Cloyd and Tim Moore (American Sniper, Sully, Cry Macho) on a slate of films going to production in 2023.



MALCOLM BRAINERD
PRODUCER

Malcolm Brainerd is a multidisciplinary American producer based in New York City. A graduate of NYU Tisch and Prague Film School, he has produced, written, and directed films in a variety of industries and locales. Before transitioning to full-time independent producing, Malcolm learned under acclaimed writer/director Aline Brosh McKenna (Crazy Ex-Girlfriend, 27 Dresses, Devil Wears Prada), whose most recent film Your Place or Mine (2023) broke the top 10 all-time most watched on Netflix. He has produced numerous projects with emerging filmmakers, and continues to promote groundbreaking impact-driven narratives internationally.



SOPHIA WINKLER
LINE PRODUCER



Sophia Winkler is a French-American producer based in Los Angeles and New York City. She has worked on numerous productions of various sizes from music videos to feature films. She has a strong understanding of prep and production as well as distribution packaging on a scalable level. During the 2022 year she worked with the Production team at Studio Canal and is currently working with the International Distribution Team at XYZ Films.



TEMPEST MONTGOMERY
1ST ASSISTANT DIRECTOR

Tempest Montgomery is an LA/midwest-based assistant director and filmmaker. She has enjoyed working with crews from around the world on a wide variety of projects including features, shorts, commercials, music videos, and television. Her work has been screened internationally at drive-ins, streaming services, and movie theaters. When not on set, you can find her flying across the country, already on her way to the next production.



HARRISON ALLEN
CO-PRODUCER

Harrison Allen is a New York City based Development Executive and Producer. Before completing his B.F.A at the Tisch School of the Arts in 2020, Allen served as the lead producer on the 2019 Wasserman Award winning short film

Champions (2019), as well as two debut feature films: Verde (2020), a Dominican arthouse drama, premiered at the Pan African Film Festival and was an official selection at the Festival des Trois Continents. The Last Thing Mary Saw (2021), an elevated horror film starring Stefanie Scott, Isabelle Fuhrman, Judith Roberts, and Rory Culkin premiered at the Fantasia Festival after being acquired by Shudder. The film received positive reviews after its premiere and has an 80% on Rotten Tomatoes. His most recent film, Isle Child, raised $357k on WeFunder. Harrison was the Head of Development at Intrinsic Value Films, overseeing both film and television content for two years.



We hope you join us in our journey, and we look forward to seeing you again at the movies.

Thank you for considering our campaign!

Follow our progress on our **Instagram!**

—The Concessions Team